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                            SULLIVAN & CROMWELL
                              125 BROAD STREET
                          NEW YORK, NEW YORK 10004
                               (212) 558-4000
                         FACSIMILE:  (212) 558-3588



                                                November 27, 1995




Richard D. Katcher, Esq.,
   Wachtell, Lipton, Rosen & Katz,
      51 West 52nd Street,
         New York, New York 10019.

            Re:   CBI Confidentiality Agreement

Dear Dick:

            I am in receipt of your letter dated November 24, 1995. For the reasons set forth in my November 21 letter, the standstill provisions you are proposing remain unacceptable to Praxair even if the standstill period were to be reduced to six months as you suggest. Among other things, the suggested standstill provisions would require Praxair to terminate its current tender offer and take no other direct or indirect actions in furtherance of the acquisition of CBI until the end of the standstill period.

            However, in the interest of promptly reaching an agreement whereby Praxair could have access to information and persons within CBI on a basis comparable to the access being provided to other parties, Praxair would be prepared to sign a confidentiality agreement with CBI similar to the mark-up we previously sent you which would also contain a prohibition on Praxair acquiring any shares of CBI pursuant to its tender offer or otherwise at any time prior to January 1, 1996, subject to early termination of such prohibition in the event CBI were to enter into any definitive agreement with any party, including Praxair, with respect to an extraordinary transaction. Praxair's proposal would give CBI a period in excess of two months from the date Praxair publicly proposed to acquire CBI to explore alternatives to maximize shareholder value, which we feel is

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a more than adequate period of time, particularly since CBI has already been "actively engaged" in such explorations.

            I will call you tomorrow morning to discuss this matter further. If Praxair's proposal is acceptable, we would like to finalize and sign the confidentiality agreement tomorrow in order that access to confidential information and persons within CBI can commence promptly.

                                                Sincerely,



                                                Neil T. Anderson